November 9, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

Re:

Vycor Medical, Inc. (the “Company”)

Registration Statement on Form S-1

Amendment No. 1

File No. 333-176713

Filed on October 26, 2011

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vycor Medical, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1/A (First Amendment), Registration No. 33-176713 (erroneously stated as 33-149782), (together with all exhibits thereto, the “Registration Statement”).

The Registration Statement is being withdrawn at the suggestion of the Commission due to the fact that the Registration Statement bore the incorrect registration number.  The Company intends to immediately file a new Form S-1/A (First Amendment) bearing the correct registration number.  The Registration Statement has not been declared effective by the Commission, and no securities have been sold in connection with the offering described in the Registration Statement. The Registrant believes that the withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

3651 FAU Boulevard, Suite 300, Boca Raton, FL • USA • ' +1 561 558 2020 Ê +1 561 620 2546

Please contact Robert L. B. Diener, Esq. of the Law Offices of Robert Diener at (310) 396-1691 (facsimile (310) 362-8887) with any questions you may have.

Very truly yours,

VYCOR MEDICAL, INC.

/S/ Kenneth T. Coviello

By:___________________________

Kenneth T. Coviello

Chief Executive Officer

cc:

Robert L. B. Diener, Esq.

3651 FAU Boulevard, Suite 300, Boca Raton, FL • USA • ' +1 561 558 2020 Ê +1 561 620 2546